NEWS

Starfield Resources Announces Further Core Assay Results From 2008 Drilling Program

Toronto, Ontario - September 18, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced assay results of core samples from nine holes diamond drilled during the current season at the Company’s Ferguson Lake project.

“I continue to be very pleased with the overall progress of the drilling program and in particular with results from infill drilling of the massive sulphide deposit in the West Zone of Ferguson Lake,” said André Douchane, President and Chief Executive Officer.

Results from the nine holes are set out in Table 1 below.  They are subsequent to assays from the first 10 holes, which were released on August 27, 2008.

“The holes were also designed to penetrate the deeper, low-sulphide PGM high-grade area that sits beneath the eastern end of the West Zone massive sulphide, which to date has shown mixed results,” added Ray Irwin, Vice President of Exploration.  “We do see some very high grade intercepts, and at the same time we see some mediocre ones.  However, we will have enough information by the end of the drilling season to build a model, and construct a true picture of this deeper platinum-palladium occurrence.”

As outlined in the Company’s March 13, 2008 news release, Phase 1 of the 2008 exploration program involved drilling approximately 15,000 metres between April and September.  Of the total, approximately 10,000 metres were to be drilled into the low sulphide, high-grade PGM Zone that sits approximately 50 metres below the West Zone massive sulphide, and the remaining 5,000 metres were designated for the deeper West Zone.  Phase 2 of the 2008 program provides for an additional 5,000 metres of diamond drilling, for a total of 20,000 metres this season.

To date, Phase 1 is near completion, as crews have drilled a total of 14,412 metres, comprising 39 holes, of which 34 were completed to the planned depth.  Of the 34 holes, 29 were in the West Zone and five were in the North Zone.

Starfield’s National Instrument 43-101 report released in July 2007 identified a  44.2 million tonne resource, of which 15.3 million tonnes is listed in the indicated category.  The Company’s goal is to add approximately 15.0 million more tonnes to the indicated category by December 31, 2009.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	Cu	Ni	Co
FL08-382A	87.23	91.11	3.88	0.20	1.80	1.10%	1.02%	0.13%
	113.20	115.35	2.15	2.55	1.10	0.01%	0.02%	<0.01%
	149.10	150.50	1.40	4.22	0.68	<0.01%	<0.01%	<0.01%
FL08-386A	135.70	140.00	4.30	0.16	2.34	1.11%	0.82%	0.12%
	141.10	149.00	7.90	0.37	2.22	0.68%	0.77%	0.08%
	279.40	281.20	1.80	0.40	4.46	0.03%	0.16%	0.02%
FL08-388	84.50	87.00	2.50	0.16	1.45	1.22%	0.94%	0.10%
FL08-390	79.87	84.27	4.40	0.15	1.28	0.94%	0.55%	0.05%
	86.80	88.30	1.50	0.18	0.66	1.20%	0.26%	0.03%
	150.77	153.66	2.89	0.10	1.36	0.52%	0.57%	0.07%
	154.74	156.76	2.02	0.15	2.35	0.79%	0.93%	0.10%
FL08-391	66.00	70.70	4.70	0.24	1.47	1.01%	0.64%	0.07%
	95.10	98.60	3.50	0.16	2.22	1.07%	0.75%	0.14%
FL08-393	87.00	100.46	13.46	0.32	2.10	1.36%	0.92%	0.09%
	155.00	159.00	4.00	0.20	1.66	1.28%	0.82%	0.10%
	194.80	195.82	1.02	0.53	25.51	0.04%	0.02%	<0.01%
FL08-394	126.42	130.17	3.75	0.16	1.40	0.92%	0.80%	0.10%
FL08-397A	122.64	127.40	4.76	0.10	1.75	1.22%	0.88%	0.15%
	273.13	274.58	1.45	1.41	2.86	0.06%	0.06%	0.01%
FL08-398	156.45	158.00	1.55	0.66	6.15	<0.01%	<0.01%	<0.01%

Table 1 - Assay results from nine holes drilled in 2008 exploration program at Ferguson Lake property.  (The intervals listed are drill core lengths and do not necessarily depict true width.)

The Company continues to experience a turnaround time of 10 weeks for assay results, and it now appears that this slower processing time will continue for the balance of 2008.

Starfield’s diamond drilling, logging and sampling was overseen by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.  The samples were prepared at the facilities of Acme Analytical Laboratory Ltd. in Yellowknife and shipped to Acme’s laboratory in Vancouver for analysis.  Check assays were performed by SGS Mineral Services in Lakefield, Ontario.

About Starfield
Starfield Resources Inc. is an advanced exploration and early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from its Ferguson Lake massive sulphides.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.